Exhibit 21.1

Subsidiaries of Napster, Inc.

June 3, 2005

Name	State or Jurisdiction of Incorporation
Napster, LLC	Delaware
Napster UK Ltd.	United Kingdom
Roxio International, B.V.	Maastricht, The Netherlands
Roxio ApS	Denmark
CG1Verwaltungsgesellschaft mbH	Germany